Exhibit 99.4

Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation  by reference in Registration Statements Nos. 333-12458,  and 333-140809 on Form S-8, and No. 333-161781, on Form F-3, of our report, dated February 22,2013, relating to the financial statements of Cimatron Gibbs, LLC (not presented separately herein) for the year ended December 31, 2012 appearing in this report on form 6-K of Cimatron LTD.

Lucas, Horsfall, Murphy & Pindroh, LLP Pasadena, California February 28, 2013

100 East Corson Street, Suite 200, Pasadena, CA 91103-3841, Telephone 626.744.5100, Facsimile 626.744.5110
MSI Global Alliance of Independent Legal & Accounting Firm
http://www.lhmp.com